FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of October, 2002

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X.... Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes....... No...X....

                                  SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company

Abbey National plc

2)  Name of director

Luqman Arnold

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Luqman Arnold

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Share Purchase

7)  Number of shares/amount of stock acquired

108,870

8)  Percentage of issued class

N/A

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 10 pence each

12) Price per share

620p

13) Date of transaction

24 Ocotber, 2002

14) Date company informed

24 Ocotber, 2002

15) Total holding following this notification

108,870

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

24 October, 2002

18) Period during which or date on which exercisable

23 October, 2005 - 23 October, 2012

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

Ordinary Shares of 10 pence each - 434,083

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

622p

22) Total number of shares or debentures over which options held following this notification

434,083

23) Any additional information
Pursuant to the Company's obligations under Section 329 of the Companies Act 1985 and Chapter 16, paragraphs 16.13(a) and 16.13(c) of the Listing Rules, I hereby advise you that shares to satisfy the above Executive Share Options have been bought in the market and are held by the Abbey National Employee Trust. Each of the Executive Directors of the Company, as a potential beneficiary of the Trust are interested in the shares held by the Trust. At today's date the total number of shares held by the Abbey National Employee Trust is 1,190,673.

24) Name of contact and telephone number for queries

Ian Christie, 0207 756 4328

25) Name and signature of authorised company official responsible for making this notification Ian Christie, Assistant Group Secretary

Date of Notification 24 October, 2002

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ABBEY NATIONAL plc


Date: 24th October, 2002                      By  /s/ Ian Christie
                                                  ----------------
                                              Abbey National Group Secretariat